EXHIBIT 99.1

Leading Independent Proxy Advisors ISS and Glass Lewis Support Transaction Between HEXO and Redecan Shareholders, Recommend HEXO Shareholders Vote FOR the Transaction Resolution and Financing Resolution

  Leading proxy advisors Institutional Shareholders Services and Glass Lewis recommend HEXO shareholders vote FOR the Transaction Resolution and the Financing Resolution at the upcoming Meeting of Shareholders
  HEXO shareholders are reminded to vote by no later than August 23, 2021 at 5:00 p.m. (EDT)
  HEXO shareholders who require assistance with voting can contact Kingsdale Advisors at 1-866-229-8263 (toll-free) or at contactus@kingsdaleadvisors.com

OTTAWA, Aug. 18, 2021 (GLOBE NEWSWIRE) -- HEXO Corp (“HEXO” or the “Company”) (TSX: HEXO; NYSE: HEXO) is pleased to announce that the leading independent proxy advisors, Institutional Shareholder Services ("ISS") and Glass, Lewis & Co. ("Glass Lewis"), have recommended that shareholders of HEXO ("Shareholders") vote FOR the Transaction Resolution and FOR the Financing Resolution, in advance of the upcoming Meeting of Shareholders to be held on August 25, 2021. The meeting is being held in connection with HEXO’s definitive share purchase agreement (the “Share Purchase Agreement”) to acquire all of the outstanding shares of the entities that carry on the business of Redecan, Canada’s largest privately-owned licensed producer, for a purchase price of $925 million (the “Transaction”). The Transaction will create the Canadian market leader in adult-use sales.

In reaching its recommendation, ISS noted that: "The transaction makes strategic sense,” and that “The combined entity will possess market leading share in a number of adult use cannabis categories… allowing for HEXO to interact with and make its value proposition to a larger number of consumers across a greater spectrum of price points.” In supporting the Financing Resolution, ISS further highlighted that the “approval of the resolution will provide [HEXO] flexibility” with regard to how the Senior Secured Convertible Note due 2023 may be settled, “allowing for preservation of cash if necessary.”

Separately, Glass Lewis commented that “the proposed acquisition is consistent with the competitive, regulatory, economic and market conditions impacting the rapidly evolving global cannabis industry” and “…the proposed acquisition is strategically and financially compelling, and structured in a fair and reasonable manner for HEXO and its shareholders”. In its support for the Financing Resolution, Glass Lewis affirmed that “the proposed secured note financing to complete the transaction is in the best interests of shareholders.”

As independent proxy advisory firms, ISS and Glass Lewis provide voting recommendations to some of the world's largest institutional investors.

In welcoming ISS’ and Glass Lewis’ favourable recommendations, HEXO CEO and co-founder Sebastien St-Louis, commented: “We are pleased that ISS and Glass Lewis have recommended in favour of all resolutions at our upcoming Meeting of Shareholders. We unanimously recommend that our Shareholders support this Transaction by voting FOR both resolutions, to create a company with number one market-share in Canadian recreational cannabis.”

Under the previously announced terms of the Share Purchase Agreement, the $925 million purchase price will be paid to the Redecan shareholders as follows:

  $400 million of consideration due on closing paid in cash; and
  $525 million of consideration due on closing paid through the issuance of HEXO common shares at an implied price per share of $7.53.

Transaction Highlights

The Transaction is expected to create the Canadian market leader in recreational cannabis. The anticipated benefits of the Transaction to HEXO Shareholders include:

  Brand leader: Redecan’s product mix and leading market share position across a number of key product categories will complement HEXO’s already large suite of sought-after brands across several products and price points.
  Robust product portfolio: Following the Transaction, HEXO is expected be a Canadian volume leader in dried flower across premium, mainstream and value price points. The Company is also expected to be the industry leader for cannabis-infused beverages, while Redecan’s differentiated product portfolio includes top selling oils and capsules, and market leadership in the pre-roll category.
  Product innovation: The newly combined know-how further enables the development of higher potency and more consistent products in key categories.
  Accelerated path towards positive EPS: Redecan has proven itself capable of consistently delivering significant EBITDA with a low depreciable capital base and zero debt.
  Best-in-class production capabilities: Redecan brings leading manufacturing, automation and packaging capabilities, resulting in some of the most consistent, efficiently produced and innovative products in the industry. Its highly efficient proprietary pre-roll technology has supported some of the highest product gross margins in the industry.
  Global growth opportunities: HEXO aims to leverage Redecan’s unique pre-roll product, experience in manufacturing, and well-known brands to expand market share across Canada and further seize opportunities in the U.S. and Europe.

How to Vote

HEXO Shareholders are reminded that the deadline to vote by proxy is fast approaching. Shareholders must submit their votes by no later than 5:00 p.m. (EDT) on August 23, 2021. Your vote is important, regardless of how many HEXO shares you own.

HEXO’s board of directors has unanimously determined that the Transaction is in the best interests of HEXO and its Shareholders. The board of directors unanimously recommends that HEXO Shareholders vote FOR the Transaction Resolution and the Financing Resolution. Voting is simple, and can be done via the methods below:

Registered Shareholders

Registered Shareholders can vote their shares by proxy over the internet, by entering the 12-digit control number printed on the form of proxy at www.voteproxyonline.com. Alternatively, registered Shareholders can complete their form of proxy, and email it to TMXEInvestorServices@tmx.com.

Beneficial Shareholders

Beneficial Shareholders who hold their shares through a broker or other intermediary, should follow the instructions on the voting instruction form provided to them by their broker or other intermediary in order to vote. Each intermediary may have a different voting process.

Shareholder Questions

If you have any questions or if you require assistance with voting, please contact HEXO’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by telephone at 1-866-229-8263 (toll-free in North America) or at 1-416-867-2272 outside of North America, or by email at contactus@kingsdaleadvisors.com.

About HEXO

HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, UP Cannabis, Original Stash, Bake Sale, Namaste, and REUP brands, and the medical market in Canada, Israel and Malta. The Company also serves the Colorado market through its Powered by HEXO® strategy and Truss CBD USA, a joint-venture with Molson Coors. In the event that the previously announced transactions to acquire 48North and Redecan close, HEXO expects to be the number one cannabis products company in Canada by recreational market share.

For more information, please visit www.hexocorp.com.

Investor Relations:
invest@HEXO.com
www.hexocorp.com

Media Relations:
(819) 317-0526
media@hexo.com

Cautionary Note Regarding Forward-Looking Statements

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact are forward-looking statements. Forward looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend", “estimate” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to: statements with respect to the completion of the Transaction, the effect of the Transaction on HEXO and its strategy going forward as well as the anticipated benefits associated with the acquisition of Redecan, including, in each case, the background and reasons summarized or described in the statements noted by ISS and/or Glass Lewis.

Forward-looking statements are based on certain assumptions regarding HEXO and Redecan, including the completion of the Transaction, anticipated benefits from the Transaction, and expected growth, results of operations, performance, industry trends and growth opportunities. While HEXO considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements.

The assumptions of HEXO, although considered reasonable by them at the time of preparation, may prove to be incorrect. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; future legislative, tax and regulatory developments; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the ability of HEXO to implement its business strategies; competition; currency and interest rate fluctuations and other risks. Among other things, there can be no assurance that the Transaction will be completed or that the anticipated benefits from the Transaction will be achieved.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of HEXO which are available on SEDAR at www.sedar.com, including the “Risk Factors” section in HEXO’s Annual Information Form dated October 29, 2020 and the most recent management’s discussion and analysis filed by HEXO.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. HEXO disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Notice to U.S. Holders. Both HEXO and Redecan have been formed outside of the United States. The Transaction will be subject to disclosure requirements of Canada that are different from those of the United States. Financial statements included in the documents, if any, will be prepared in accordance with Canadian accounting standards and may not be comparable to the financial statements of United States companies. It may be difficult for a securityholder in the United States to enforce his/her/its rights and any claim a securityholder may have arising under U.S. federal securities laws, since the companies are located in Canada, and some or all of their officers or directors may be residents of Canada or another country outside of the United States. A securityholder may not be able to sue a Canadian company or its officers or directors in a court in Canada or elsewhere outside of the United States for violations of U.S. securities laws. It may be difficult to compel a Canadian company and its affiliates to subject themselves to a U.S. court's judgment.

Neither the TSX, nor NYSE accepts responsibility for the adequacy or accuracy of this release.